ANNE M. ROSENBERG

(612) 349-8508

May 10, 2005

Mr. Robert Burnett

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Best Buy Co., Inc.
Item 4.01 Form 8-K, filed December 30, 2004, as amended
February 25, 2005 and May 10, 2005
File No. 1-9595

Dear Mr. Burnett:

                Transmitted herewith for filing on behalf of Best Buy Co., Inc. (the “Registrant”), is its Current Report on Form 8-K/A, Amendment No. 2 (the “Amendment”), which further amends the Registrant’s Current Report on Form 8-K, filed December 30, 2004 (“Form 8-K”), as amended February 25, 2005 (“Form 8-K/A”).

To facilitate your review of the Amendment, we will respond to each of the comments contained in your letter dated March 29, 2005, and addressed to Bruce Besanko, Vice President - Finance of Best Buy (who left the Registrant effective April 4, 2005).  The paragraph numbers below correspond to the numbered comments in your letter.

1 and 2.  As indicated in the Form 8-K, Ernst & Young LLP (“E&Y”) was to be dismissed as the Registrant’s independent auditor effective at the conclusion of the audit for the fiscal year ended February 26, 2005. The audit was completed on May 10, 2005, the same day the Registrant filed its Annual Report on Form 10-K which included E&Y’s audit report on the Registrant’s financial statements and internal controls for the fiscal year ended February 26, 2005. Accordingly, the Registrant is filing the Amendment contemporaneously herewith (which is within four business days after the date of dismissal) to further amend the Form 8-K and Form 8-K/A to disclose the date E&Y ceased being its principal accountant, to reiterate that there were no disagreements with E&Y through December 29, 2004, and to state that there were still no disagreements through May 10, 2005, the last day E&Y acted as the Registrant’s principal accountant. We have also included as an exhibit to the Amendment a letter from E&Y confirming that they agree with the disclosure contained in the Amendment.

Mr. Robert Burnett

May 10, 2005

3.  After discussing the comment with the Staff on March 29, 2005, the Registrant determined that no revision to Form 8-K/A is necessary as there had been no consultations with Deloitte & Touche LLP prior to their engagement regarding any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

4.  The Registrant’s letter to the Staff dated January 10, 2005, was filed on March 30, 2005, as an EDGAR correspondence file.

We appreciate your responsiveness and attention to these matters. We will contact you on Monday, May 16, 2005, to confirm your receipt of this letter and to determine whether the Staff has any further comments.

Yours very truly,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

/s/ Anne M. Rosenberg

Anne M. Rosenberg

Enclosure